CYTOGENIX, INC.
                         3100 Wilcrest Drive, Suite 140
                              Houston, Texas 77042
                         713-789-0070 * 713-789-0702 Fax




March 12, 2009


Ryan Milne
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549

          RE: CytoGenix, Inc.; Form 8K; Filed March 6, 2009; File No. 0-26807

Dear Mr. Milne:

This letter responds to each of the comments regarding Item 4.01 of our 8K referenced above made in your comments letter dated March 10, 2009. The responses set forth and captioned below correspond to the respective captions of the comments in your letter. With this by way of introduction, the following are our responses to your comments:

Comment #1

1. We note that your disclosure in the third paragraph. Please amend your Form 8-K to comply with Item 304(a)(1)(ii) of Regulation S-K that requires a statement whether the principal accountant's report on the financial statements for either the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

Response: CytoGenix, Inc. filed an amended 8-K on March 10, 2009 prior to receiving your comment letter and the third paragraph was amended as follows;

                  LBB & Associates Ltd., LLP's report on the Company's financial statements for years ended December 31, 2007 and 2006, did not contain adverse opinions or disclaimers of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. For both years, LBB & Associates Ltd., LLP's report included an emphasis paragraph relating to an uncertainty as to the Registrant's ability to continue as a going concern.

Comment #2

2. Please revise the fourth paragraph to disclose the date you actually engaged Hall Group, CPA's your new principal independent accountants.

Response:  As  we  discussed  during  our  phone  conversation  yesterday,   the
engagement of The Hall Group, CPA's occurred concurrently with the Boards approval on March 2, 2009

Comment #3


3. We note that you have provided your former auditor, LBB & Associates Ltd., LLP with a copy of the Current Report on Form 8-K and requested a letter be furnished to you stating whether the audit firm agrees with the statements made in your report. To the extent that you make changes to the Form 8-K to comply


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

                                 CYTOGENIX, INC.
                         3100 Wilcrest Drive, Suite 140
                              Houston, Texas 77042
                        713-789-0070 * 713-789-0702 Fax


         with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.


Response: The Explanatory Note to the 8-K/A filed yesterday before receiving your letter had the following disclosure indicating that the Company had received a letter from the former accountants and the changes made to paragraph #3 as discussed in Comment #1 above;

         "At the Company's request, LBB & Associates Ltd., LLP has furnished the Company with a letter dated March 9, 2009 addressed to the Securities and Exchange Commission stating whether or not LBB & Associates Ltd., LLP agrees with the Company's statements in this Form 8-K, and a copy of which letter is filed as Exhibit 16.1 in this Form 8K/A. Except for the foregoing changes, and changes to paragraph three that address comments in LBB & Associates Ltd., LLP's response in Exhibit 16.1, this Amendment does not modify or update those disclosures in any way."

In submitting the filings described in the first paragraph of this letter, the Company hereby acknowledges that:

o It is responsible for the adequacy and accuracy of the disclosure in the filings;
o That staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately responded to your comments. If you have any questions on our responses or further comments, please contact us as soon as possible.


Sincerely,


/s/ Randy Moseley
-----------------
Randy Moseley
Principal Financial Officer


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